Correspondence


AUSTRALIAN OIL & GAS CORPORATION

   Level 25                                  Tel:   (+61 3) 9629 6100
   500 Collins Street                        Fax:   (+61 3) 9629 6278
   Melbourne Victoria 3000 Australia         Email: geoff.albers@bigpond.com


August 2, 2007


Via Facsimile (202-772-9368)
and Federal Express

April Sifford
Ryan Milne
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

FOR COMMISSION USE ONLY

   RE: SEC Letter dated June 25, 2007
       Re: Form 10-KSB for the fiscal year ended December 31, 2006 Filed March 30, 2007
       File No. 000-26721

Dear Sirs:

     Thank you for your recent letter providing comments on the disclosures contained in the above captioned report of Australian Oil & Gas Corporation (the "Company") with the U.S. Securities and Exchange Commission (the "SEC"). We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
-------------------------------------------------------

Controls and Procedures, page 24
--------------------------------

1. We note that you concluded that your disclosure controls and procedures are effective in timely alerting management to material information relating to you required to be included in your periodic SEC filings. However, the second paragraph under Item 8A of your Form 10-KSB provides a broader definition of disclosure controls and procedures. Please conclude, if true, that your disclosure controls and procedures are effective, and do not narrow the scope of your conclusion that they are effective only in timely alerting management to material information required to be included in your periodic SEC filings.

     The Company proposes to include the following disclosures in the amended Form 10-KSB in lieu of the original disclosures regarding the Company's disclosure controls and procedures:

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 2


     Item 8A. Controls and Procedures.
     --------------------------------

     Disclosure Controls and Procedures
     ----------------------------------

     As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. This evaluation was carried out under the supervision and with the participation of our President and Chief Financial Officer. Based upon that evaluation, our President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date.

     As used herein, "disclosure controls and procedures" means controls and other procedures of ours that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

2. Please revise your disclosure regarding changes in your internal controls to disclose any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B for additional guidance.

     The Company proposes to include the following disclosures in the amended Form 10-KSB in lieu of the original disclosures regarding the Company's internal control over financial reporting:

     Internal Control Over Financial Reporting
     -----------------------------------------

     There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     We have not yet become subject to the requirement to include an annual report of management on our internal control over financial reporting in our annual reports filed with the Securities and Exchange Commission under
     Section 13 or 15(d) of the Securities Exchange Act of 1934.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 3


Consolidated Financial Statements, page F-1
-------------------------------------------

Consolidated Statement of Operations, page F-4
----------------------------------------------

3. We note that you recorded an extraordinary gain on purchase of subsidiaries for $306 thousand during 2006. Please describe to us in greater detail what the extraordinary gain represents, and tell us the specific accounting literature that you relied upon in determining how to account for the gain. If the gain represents negative goodwill, tell us how you determined the amount of the extraordinary gain recorded.

     The Company relied upon FASB Statement No. 141 paragraphs 44 and 45 in recording this extraordinary gain. The $306 thousand represents negative goodwill resulting from the acquisition of Alpha and Nations. The calculation of the negative goodwill is detailed below:

The calculation of the negative goodwill is detailed below:

                                                                      US$000       US$000   US$000
Shareholders Equity of Alpha @3/31/06                                   840   (1)
Shareholders Equity of Nations @3/31/06                                 100   (2)
Less - Opening balance of investment in Alpha                           (74)
Less - Opening balance of investment in Nations                          (1)
                                                                    ---------
Total investments in Alpha and Nations                                                         866

Shares of AOGC issued to Alpha                              2000002
Shares of AOGC issued to Nations                            2100001
                                                            -------

Total AOGC shares issued                                    4100003
                                                            -------
Fair Market Value at date of
acquisition                                    0.11
Par value of stock                           -0.001           0.109                   451


Cash paid ( Alpha) - $100,000 AUD @ .73120                               73

Cash paid ( Nations) - $50,000 AUD @ .73121                              36           109
                                                                     ------        ------
Total paid for investments                                                                     560
                                                                                            ------

                                                                                               306
                                                                                            ------
Net assets acquired consist of:
                                                                           $000

(1)  Cash                                                                 1,092
     Net amount payable to director related entities                       (252)
                                                                         ------

                                                                            840
                                                                         ------
(2)  Net amount receivable from director related entities                   100

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 4


4. We note that you recorded compensation expense that appears to represent stock awards to your Chief Executive Officer. Please present the compensation expense on your statements of operations using the function of the expense (for example, general and administrative expense or exploration expense). Refer to SAB Topic 14:F for additional guidance.

     The Company has reviewed its prior disclosures and SAB Topic 14:F for guidance. The Company will present the compensation expense as suggested. We have allocated the expenses equally between general and administrative expense and exploration expense. See page F-4 of the amended Form 10-K-SB.

5. Please tell us why you include currency exchange loss and interest expense in operating expenses as opposed to including them within other income and expense. The nature of these expenses does not seem directly attributable to your primary operations.

     We agree that the expenses are not necessary directly attributable to our primary operations. We have revised the disclosures to include currency exchange losses and interest expenses within "other income and expense" in our Consolidated Statement of Operations contained in the amended Form 10-KSB, at page F-4.

Consolidated Statement of Cash Flows, page F-6
----------------------------------------------

6. We note that you have outstanding at December 31, 2006 convertible notes for $276 thousand. Please tell us where on your statement of cash flows you have recorded the proceeds from the issuance of convertible notes.

     There are no proceeds recorded on the statement of cash flows in relation to convertible notes because there were no cash flows from convertible notes during the year. Convertible notes were issued in satisfaction of interest payments due to E.G. Albers and in respect of a loan previously made of $212,000 as disclosed in Note 5. The interest expense is disclosed under the heading of `Supplementary disclosure of non-cash-financing activities' on the statement of cash flows.

     The issuance of the convertible notes was a non-cash transaction. Accordingly, we have amended the Consolidated Statement of Cash Flows to reflect (see page F-6 of the Amended form 10-KSB).

7. Please remove the sub-total after adjustments for non-cash items within cash flows from operating activities.

     The recommended change will be incorporated into the Company's Consolidated Statement of Cash Flows in the amended Form 10-KSB, see page F-6.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 5



Notes to Consolidated Financial Statements, page F-7
----------------------------------------------------

Note 1: Organization, page F-7
------------------------------

8. We note that you refer to yourself as a development stage enterprise throughout your annual report. Please revise to refer to yourself as an exploration stage enterprise since you do not hold any proven or probable reserves.

     We have made this change in the amended Form 10-KSB, see, e.g. pages F-3 and F-7.

Note 2: Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------

Undeveloped mineral interests and oil and gas properties, page F-7
------------------------------------------------------------------

9. We note that you use the successful efforts method of accounting. Please expand your policy footnote to disclose how you apply the successful efforts method of accounting under SFAS 19. In this regard, disclose how you account for costs to acquire and explore properties.

     The Company follows the successful efforts method of accounting for its oil and natural gas exploration activities, as follows:

     o Geological and geophysical costs and costs of retaining unproved properties and undeveloped properties are charged to expense as incurred and are included as a reduction of operating cash flow in the consolidated statements of cash flow.

     o Costs of exploratory wells are capitalised pending determination of whether they have discovered proved reserves.

          * The costs of exploratory wells that have found oil and natural gas reserves that cannot be classified as proved when drilling is completed continue to be capitalised as long as the well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made in assessing the proved reserves and the economic and operating viability of the project. Management evaluates progress on such wells on an on-going basis.

          * If proved reserves are not discovered the related drilling costs are charged to exploration expense.

     o Acquisition costs of leases and development activities are capitalised.

     o    Other exploration costs are charged to expense as incurred.

     o Depletion, depreciation and amortisation expense is determined on a field-by-field basis using the units-of-production method, with depletion rates for leasehold acquisition costs based on estimated proved reserves and depletion, depreciation and amortisation rates for well and related facility costs based on proved development reserves associated with each field. The depletion, depreciation and amortisation rates are changed whenever there is an indication of the need for a revision but, at a minimum, are revised once every year. Any such revisions are accounted for prospectively as a change in accounting estimate.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 6

     o Gains or losses from disposition of the Company's interests in oil and gas properties are included in earnings under the following conditions:

          * All or part of an interest owned is sold to an unrelated third party; if only part of an interest is sold, there is no substantial uncertainty about the recoverability of cost applicable to the interest retained; and

          * The Company has no substantial obligation for future performance (e.g. drilling a well(s) or operating the property without proportional reimbursement of costs relating to the interest sold).

     o Interest expense allocable to significant unproved leasehold costs and in progress exploration and development projects is capitalised until the assets are ready for their intended use. There was no interest expense capitalized by the Company in 2006 or in the prior two years.

     Asset Impairment.   Costs of unproved oil and gas properties are assessed
     periodically and a loss is recognised if the properties are deemed impaired. When events or circumstances indicate that proved oil and gas property carrying amounts might not be recoverable from estimated future undiscounted cash flows from the property, a reduction of the carrying amount to fair value is required. Measurement of the impairment loss is based on the estimated fair value of the asset, which the Company generally determines using estimated undiscounted future cash flows from the property, adjusted to present value using an interest rate considered appropriate for the asset. Future cash flow estimates for the Company's oil and gas properties are measured on a field-by-field basis and include future estimates of proved and risk-adjusted probable reserves, oil and gas prices, production rates and operating and development costs based on operating budget forecasts.

     The determination of oil and natural gas reserve estimates is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results. In particular, reserve estimates for wells with limited or no production history are less reliable than those based on actual production. Subsequent evaluation of the same reserves may result in variations, which may be substantial, in estimated reserves and related future cash flow estimates. If the capitalised costs of an individual oil and gas property exceeds the related estimated future net cash flows, an impairment charge to reduce the capitalised costs to the property's estimated fair value is required.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 7



Note 7: Common Stock, page F-10
-------------------------------

10. We note that you refer to "the Plan", but we cannot locate a description or definition of that term. Please expand your disclosure to provide a description of the Plan or remove references to it.

     The Plan is referred to and briefly described in footnote 1 to our Consolidated Financial Statements, found on page F-7. We have amplified reference to the Plan by cross reference to a more detailed description of the Plan which can be found in Item 1 - Business of the Company's Form 10-KSB for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006.

Note 9: Acquisition of Subsidiaries, page F-10
----------------------------------------------

11. Please disclose how you accounted for the acquisitions of Nations and Alpha, and describe to us in detail how you applied SFAS 141 to the acquisitions. In this regard, tell us the following:

     o whether you acquired a business or productive assets pursuant to paragraph 9 of SFAS 141 and EITF 98-3;
     o the ownership percentages of your Chief Executive Officer, Mr. Albers, in each of Australian Oil and Gas Corp, Nations and Alpha prior to the acquisitions; and
     o how your disclosures in your Form 10-KSB comply with the disclosure requirements of paragraphs 51 to 56 of SFAS 141.

The Company advises the SEC Staff that:

     o The purchase method as described in FASB statement no. 141 was used to account for the acquisitions of Alpha and Nations. The acquiring entity is AOGC on the basis that it paid consideration for the acquisition of Alpha and Nations (SFAS 141 paragraph 16)

     o The purchases of Alpha and Nations were treated as purchases pursuant to paragraph 9 of SEAS 141 and EITF 98-3.

     o Mr Albers had a beneficial interest in 53% of Australian Oil & Gas Corporation prior to the acquisitions.

     o Mr Albers had beneficial interests of 98.8% and 99.8% respectively in Nations and Alpha, prior to acquisition.

     o The cost of the business combination was determined by the cash paid and the fair market value of AOGC securities issued on the day of acquisition. (SFAS 141 paragraph 24).

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 8



     o The net acquired assets resulting from the purchase of Alpha and Nations consist of cash and current receivables from director related entities. These were recorded at book value which represented fair value at the time of acquisition.

     o A pro-rata reduction of value of assets acquired due to the excess of fair value of acquired net assets over cost pursuant to SFAS 141 paragraph 44 was not performed because all assets acquired are 'financial assets other than investment accounted for by the equity method' and therefore an except to that rule.

     o The excess of the fair value of acquired net assets over cost has been recorded as an Extraordinary Gain in accordance with SFAS 141 paragraph 45.

     Please refer to our response to your Comment No. 3 above for further detail as to the calculation of the extraordinary gain.

     Our compliance with the disclosure requirements of SFAS No. 141, paragraphs no. 51 to 56 is noted below:

     SFAS 141 51
     (a)  Contained in note 9 on page F-11 of the amended Form 10-KSB.
     (b)  Not applicable - no goodwill.
     (c)  Contained in note 9 on page F-11 of the amended Form 10-KSB.
     (d)  Contained in note 9 on page F-11 of the amended Form 10-KSB.
     (e)  Contained in note 9 on page F-11 of the amended Form 10-KSB.
     (f)  Not applicable - no contingent payments, options or commitments.
     (g) Not applicable - no purchased research and development assets acquired.
     (h)  Not applicable - no pending purchase plan allocations.
     SFAS 141 52 is not applicable as there is no amount assigned to intangible assets
     SFAS 141 53 is not applicable as there was only one significant business combination for which disclosures have been made.
     SFAS 141 54 - please refer to note 12 on page F-13 of the amended Form 10-KSB.
     SFAS 141 55 - please refer to note 12 on page F-13 of the amended Form 10-KSB.
     SFAS 141 56 - please refer to note 12 on page F-13 of the amended Form 10-KSB.

     In order to detail the purchase consideration for the acquisition of Nations and Alpha, the assets acquired and the resultant negative goodwill we propose the addition of the following material (See F-11 and F-12 in amended 10-KSB).

     * Nations was acquired at a cost of $267,000 and Alpha was acquired at a cost of $293,000.

     * With respect to the acquisition of Nations, the purchase price was satisfied by the issue of 2,100,001 shares of common stock with a fair market value at the date of the acquisition of $231,000, together with a cash payment of $36,000.

     * With respect to the acquisition of Alpha, the purchase price was satisfied by the issue of 2,000,002 shares of common stock with a fair market value at the date of acquisition of $220,000, together with a cash payment of $73,000.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 9


     * Condensed balance sheets showing the amount assigned to each major asset and liability of the acquired entity at acquisition date, are as follows:


Alpha Oil & Natural Gas Pty Ltd                                         $   000s
-------------------------------

Selling Shareholders Equity                                             $   766

Assets
------
Cash                                                                      1,092

Liabilities
-----------
Payable (to director related entities)                                     (252)
                                                                        -------
                                                                        $   766
                                                                        =======
Nations Natural Gas Pty Ltd
---------------------------

Selling Shareholders Equity                                             $    99
                                                                        =======

Assets
------
Receivables (from director related entities)                                 99

Liabilities                                                                 NIL
-----------                                                             -------
                                                                        $    99
                                                                        =======

     * There are no contingent payments, options or commitments specified in either acquisition agreement. The purchase price allocation has been finalised.


12. Please tell us how you considered the guidance set forth in Article 11 of Regulation S-X in presenting pro forma financial statements to give effect to the acquisitions of Alpha and Nations. In addition, reconcile for us the revenues and expenses of AOGC for 2006 as presented on pages F-4 and F-12.

     The Company applies Article 11- Presentation Requirements or Regulation S-X, as follows:

     o pro-forma financial information is included in the Form 10-KSB at Note 12 to the Financial Statement (see F-11) as a result of a business combination.

     o the business combination was considered by the Company to be significant for Regulation S-X purposes. The investment comprised over 90% of AOGC's total assets at acquisition date.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 10

     o Alpha and Nation's financial statements are not included in this filing so the pro-forma effects are not presented (see Article 11-210.11-01(c)).

     With respect to Article 11- Preparation Requirements, all points were complied with, where applicable, with the exception that no pro-forma balance sheet is included on the basis that it is exactly the same as the balance sheet presented at F-3. The requirements of Article 11- Preparation of financial forecast are not applicable as proforma income statements are included (see F-4).

          RECONCILIATION OF PROFORMA TO ACTUAL STATEMENT OF OPERATIONS
          ------------------------------------------------------------

               UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                         Pro Forma    Pro Forma
                                  AOGC         Alpha       Nations      Adjustment     Combined
                                     $             $             $               $            $

Revenues                         1,160         1,291a            -           ($853)       1,598
Expenses                           371           918            38           ($853)         474
                              --------      --------      --------        --------     --------

Profit (loss) before income
tax expense                        789           373           (38)              -        1,124
Income tax expense                   1            23             -               -           24
                              --------      --------      --------        --------     --------
Net profit (loss) from after
income tax expense                 788           350           (38)              -        1,100
                              --------      --------      --------        --------     --------


                              CONSOLIDATED STATEMENT OF OPERATIONS (see F-12)

                                                                     Consolidation        Group
                                  AOGC         Alpha       Nations      Adjustment       Result
                                     $             $             $               $            $

Revenues                         1,160            28a            -           ($853)         335
Expenses                           371           918            38           ($853)         474
                              --------      --------      --------        --------     --------

Profit (loss) before income
tax expense                        789          (890)          (38)              -         (139)
Income tax expense                   1            23             -               -           24
                              --------      --------      --------        --------     --------
Net profit (loss) from after
income tax expense                 788          (914)          (38)              -         (163)
                              --------      --------      --------        --------     --------

     (a) The gain on sale of Alpha's share in an exploration permit sold in February 2006 is excluded from the consolidated statement of operations as it is a pre-acquisition event. It is therefore included in the deficit accumulated during the development stage on F-3.

April Sifford
Ryan Milne
U.S. Securities and Exchange Commission
August 2, 2007
Page 12



     Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002,
Exhibit 31

13. Please conform your certification to that found in Regulation S-B, Item 601(b)(31). In this regard, remove the titles from the opening line.

     The Company hereby confirms that it was not intending to limit the capacity of the Chief Executive Officer/Chief Financial Officer with the inclusion of his titles. The titles from the opening line have been removed from the amended Form 10-KSB.

     In future filings, The Company will not include the officer titles when its Chief Executive Officer and Chief Financial Officer provide their certifications required by Item 601(b)(31) in the Company's periodic reports under the Securities Exchange Act of 1934.


                                *****************

     In responding to your comments and as you have requested, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comment; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

     Once again, thank you for your comments. If you have any questions, please feel free to email me at geoff.albers@bigpond.com or telephone me at (61) 3-9629 6100.


                                  Sincerely,



                                  /s/ E. Geoffrey Albers
                                  ----------------------
                                  E. Geoffrey Albers
                                  Chief Executive Officer and Chief Financial
                                  Officer
                                  Australian Oil & Gas Corporation


cc:      Edward Whittemore
         John Demetrius